SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
March 30, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI : NOTICE OF ANNUAL GENERAL MEETING TO BE HELD
ON APRIL 29, 2005
w w w . a n g l o g o l d a s h a n t i . c o m
04
Notice of
Annual
General
Meeting

AngloGold Ashanti Limited
Annual General Meeting
(“AGM”)
INVITATION
Friday, 29 April 2005
11:00
The Vineyard Hotel
Colinton Road
Newlands
Cape Town
South Africa
Included in this document are the following:
·
The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
·
Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in “own name”.
·
CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).
Shareholders on the South African register who have dematerialised through STRATE their
AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their
“own name” in the sub-register maintained by their Central Securities Depository Participant
(CSDP) and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
AngloGold Ashanti Limited
(formerly AngloGold Limited)
(Incorporated in the
Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or
“the company”)
This document is important
and requires your
immediate attention
If you are in any doubt about what
action you should take, consult your
stockbroker, attorney, banker, financial
adviser, accountant or other
professional adviser immediately
If you have disposed of all your shares
in AngloGold Ashanti you should pass
this document and the enclosed
proxy form/CDI voting
instruction form to the purchaser
of such shares or the stockbroker,
banker or other agent through whom
the disposal was effected for
transmission to the purchaser
Registered and
corporate office
11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa

Notice is hereby given that the 61st annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The
Vineyard Hotel, Colinton Road, Newlands, Cape Town, South Africa,
on Friday, 29 April 2005, at 11:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of
1973, as amended, and subject to the Listings Requirements of the
JSE Securities Exchange South Africa and other stock exchanges on which the company’s ordinary shares are listed.
Ordinary business
1. Ordinary resolution number 1
Adoption of financial statements
“Resolved that the consolidated audited annual financial
statements of the company and its subsidiaries,
incorporating the auditors’ and directors’ reports for the year ended 31 December 2004, be received and adopted.”
The reason for proposing ordinary resolution number 1 is to
receive and adopt the consolidated annual financial
statements of the company and its subsidiaries for the last
completed financial year. These are contained within the
annual report.
2. Ordinary resolution number 2
Re-election of director
“Resolved that Mr CB Brayshaw who retires in terms of the
Articles of Association and who is eligible and available for re-
election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 2 is
because Mr CB Brayshaw retires as a director of the
company by rotation at the meeting.
Colin Brayshaw, CA(SA), FCA, was appointed to the
AngloGold board in April 1998. He is a retired managing
partner and chairman of Deloitte & Touche and is a non-
executive director of a number of other companies
including Anglo American Platinum Corporation Ltd,
Datatec Ltd and Johnnic Holdings Ltd.
3. Ordinary resolution number 3
Re-election of director
“Resolved that Mr AW Lea who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 3 is
because Mr AW Lea retires as a director of the company by
rotation at the meeting.
Tony Lea, BA (Hons), was appointed to the AngloGold board
in July 2001. He is finance director of Anglo American plc.
4. Ordinary resolution number 4
Re-election of director
“Resolved that Mr WA Nairn who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 4 is
because Mr WA Nairn retires as a director of the company
by rotation at the meeting.
Bill Nairn, BSc (Mining Engineering), has been a member of
the AngloGold board since January 2000. He was re-
appointed to the board in May 2001, having previously been
alternate director to Tony Trahar. He is a former group
technical director of Anglo American plc.
5. Ordinary resolution number 5
Re-election of director
“Resolved that Mr KH Williams who retires in terms of the
Articles of Association and who is eligible and available for re-
election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 5 is
because Mr KH Williams retires as a director of the company
by rotation at the meeting.
Kelvin Williams, BA (Hons), was appointed marketing
director of AngloGold in April 1998. He has 29 years of
service in the gold mining industry. He is a director and the immediate past chairman of Rand Refinery and is a director
of the World Gold Council.
6. Ordinary resolution number 6
Election of director
“Resolved that Dr SE Jonah who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 6 is
because Dr SE Jonah, having been appointed a director
since the previous annual general meeting, holds office only until this year’s meeting.
Dr Sam Jonah, MSc (Mineral Production Management),
Hon D Sc (Exeter), was appointed chief executive officer of
Ashanti Goldfields in 1986. Dr Jonah had an Honorary
Knighthood conferred on him by Her Majesty, Queen
Elizabeth II of Great Britain in 2003. He became president of
AngloGold Ashanti in May 2004.
7. Ordinary resolution number 7
Election of director
“Resolved that Mr SR Thompson who retires in terms of
Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company.”

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004
Notice of annual general meeting

The reason for proposing ordinary resolution number 7 is
because Mr SR Thompson, having been appointed a
director since the previous annual general meeting, holds
office only until this year’s meeting.
Simon Thompson, BA (Hons) (Geology), is the chief executive
of Anglo American Base Metals Division. He is also a director of Anglo American Corporation of South Africa Ltd, a member
of the executive board of Anglo American plc, chairman of the
Exploration Division and a member of the executive
committee of the Industrial Minerals Division. Simon joined the
AngloGold Ashanti board in 2004.
8. Ordinary resoulution number 8
Election of director
“Resolved that Mr P L Zim who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 8 is
because Mr PL Zim, having been appointed a director since
the previous annual general meeting, holds office only until this year’s meeting.
Lazarus Zim, MCom, is chief executive officer of Anglo
American Corporation of South Africa Limited. He is also
chairman of Anglo Operations Limited and serves on a
number of boards in the Anglo American Group, including
Anglo American Platinum Corporation Limited. Lazarus
joined the AngloGold Ashanti board in 2004.
9. Ordinary resolution number 9
Placement of shares under the control of the directors
“Resolved that subject to the provisions of the Companies
Act (Act 61 of 1973), as amended, and the Listings
Requirements of the JSE Securities Exchange South Africa,
the directors of the company are hereby, as a general
authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up
to 10% of the authorised but unissued ordinary shares of
25 cents each in the share capital of the company remaining
after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the
company pursuant to the AngloGold Limited Share Incentive
Scheme, the Long-Term Incentive Plan and the Bonus Share
Plan (subject to the approval of these plans by shareholders)
and for purposes of the conversion of the
US$1,000,000,000, 2.375% Guaranteed Convertible Bonds
issued by AngloGold Holdings plc.”
The reason for proposing ordinary resolution number 9 is to
seek a general authority placing a portion of the unissued
ordinary shares of the company under the control of the
directors. The directors consider it advantageous to renew
this authority to enable the company to take advantage of
business opportunities which might arise in the future.
10. Ordinary resolution number 10
Issuing of shares for cash
“Resolved that, subject to Ordinary Resolution No. 9 being
passed and in terms of the Listings Requirements of the
JSE Securities Exchange South Africa (JSE), the directors
are hereby authorised to allot and issue for cash without
restrictions to any public shareholder, as defined by the
JSE Listings Requirements, as and when suitable
opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share
capital of the company which were placed under the
control of the directors as a general authority in terms of
Ordinary Resolution No. 9, subject to the following
conditions:
(a)
this authority shall only be valid until the next annual
general meeting but shall not extend beyond
15 months;
(b)
a paid press announcement giving full details,
including the impact on net asset value and earnings
per share, be published after any issue representing,
on a cumulative basis within one financial year, 5% or
more of the number of shares in issue prior to the
issue concerned;
(c)
the issues for cash in the aggregate in any one
financial year shall not exceed 10% of the number
of shares of the company’s unissued ordinary
share capital;
(d)
in determining the price at which an issue of shares
for cash will be made in terms of this authority, the
maximum discount permitted shall be 10% of the
weighted average traded price of the ordinary
shares on the JSE (adjusted for any dividend
declared but not yet paid or for any capitalisation
award made to shareholders), over the 30 business
days prior to the date that the price of the issue is
determined or agreed by the directors of the
company; and
(e)
this authority includes the issue of shares arising from
any options or convertible securities issued for cash.”
The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to have authority to
enable the company to take advantage of business
opportunities which might arise in the future. The proposed
renewal of the authority is in compliance with the JSE Listings
Requirements relating to the issue of shares for cash.
A 75% majority is required of the votes cast by shareholders present or represented by proxy at the meeting for the
approval of ordinary resolution No. 10.
Notice of annual general meeting

Special business
11. Special resolution number 1
Acquisition of company’s own shares
“Resolved that by way of a general authority, the company
and any of its subsidiaries from time to time (the
subsidiaries), being authorised thereto by the articles of
association of respectively the company and the
subsidiaries, hereby approve the acquisition in terms of
Section 85 of the Companies Act, 61 of 1973, as
amended, (the Act) and the Listings Requirements of the
JSE Securities Exchange South Africa (JSE) from time to
time (the Listings Requirements) by the company of shares
issued by the company, and the acquisition in terms of
Section 89 of the Act and the Listings Requirements by
the subsidiaries of shares issued by the company,
provided that:
–
any such acquisition of shares shall be implemented
on the open market of the JSE and/or on the open
market of any other stock exchange on which the
shares are listed or may be listed and on which the
company may, subject to the approval of the JSE
and any other stock exchange as necessary, wish to
effect such acquisition of shares;
–
this approval shall be valid only until the next annual
general meeting of the company, but may be varied
or revoked by special resolution by any general
meeting of the company at any time prior to such
annual general meeting;
–
an announcement containing details of such
acquisitions will be published as soon as the
company, or the subsidiaries collectively, shall have
acquired shares issued by the company
constituting, on a cumulative basis, not less than
3% of the number of shares in the company in
issue as at the date of this approval; and an
announcement containing details of such
acquisitions will be published in respect of each
subsequent acquisition by either the company, or
by the subsidiaries collectively, as the case may be,
of shares issued by the company, constituting, on a
cumulative basis, not less than 3% of the number of
shares in the company in issue as at the date of
this approval;
–
the company, and its subsidiaries collectively, shall
not in any financial year be entitled to acquire shares
issued by the company constituting, on a
cumulative basis, more than 20% of the number of
shares in the company in issue as at the date of
this approval;
–
shares issued by the company may not be acquired
at a price greater than 10% above the weighted
average market price of the company’s shares for the
five business days immediately preceding the date of
the relevant acquisition.”
The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company’s shares by the company, or by a subsidiary of the
company.
The effect of this special resolution will be to authorise the directors of the company to procure that the company or
any of its subsidiaries may purchase shares issued by the
company on the JSE or any other stock exchange on which
the company’s shares are or may be listed.
The directors, after considering the effect of a repurchase, up to the maximum limit, of the company’s issued shares, are of the opinion that if such repurchases were implemented:
–
the company and the group would be able in the
ordinary course of business to pay its debts for a
period of 12 months after the date of the notice
issued in respect of the annual general meeting;
–
the assets of the company and the group would be in
excess of the liabilities of the company and the group
for a period of 12 months after the date of the notice
issued in respect of the annual general meeting. For
this purpose, the assets and liabilities would be
recognised and measured in accordance with the
accounting policies used in the latest audited group
annual financial statements;
–
the ordinary capital and reserves of the company and
the group would be adequate for a period of
12 months after the date of notice issued in respect of
the annual general meeting; and
–
the working capital of the company and the group
would be adequate for a period of 12 months after
the date of notice issued in respect of the annual
general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
AngloGold Ashanti will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of section 2.14 of the JSE Listings
Requirements prior to the commencement of any purchases
of AngloGold Ashanti’s shares on the open market.

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004

In terms of section 11.20 of the JSE Listings Requirements, the following information is disclosed in the Annual Report 2004:
Page
(i) Directors and management 15 and 16
(ii) Major shareholders 88 and 185
(iii)   Material change 93
(iv)  Directors’ interest in securities 95
(v)  Share capital of the company 88 and 89
(vi)  Responsibility statement 96
(vii)  Litigation 93
Ordinary resolution number 11
Approval of Long-Term Incentive Plan
“Resolved that:
(a)  the AngloGold Ashanti Limited Long-Term Incentive Plan 2005
(the LTIP), the principal features of which are summarised in
Appendix 1 to the notice of meeting and a copy of the rules of which has been tabled at the meeting at which this resolution is proposed and signed by the chairman of the meeting for the
purposes of identification, be and is hereby approved and
adopted; and
(b)  the directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to implement the LTIP and to make such changes as they may consider
appropriate for that purpose.”
Ordinary resolution number 12
Approval of Bonus Share Plan
“Resolved that:
(a)  the AngloGold Ashanti Limited Bonus Share Plan 2005 (the
BSP), the principal features of which are summarised in
Appendix 2 to the notice of meeting and a copy of the rules of which has been tabled at the meeting at which this resolution is proposed and signed by the chairman of the meeting for the
purposes of identification, be and is hereby approved and
adopted; and
(b)  the directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to implement the BSP and to make such changes as they may consider
appropriate for that purpose.”
The reason for proposing ordinary resolutions number 11 and 12 is explained in the accompanying letter from the chairman.
Voting instructions
A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form,
accompanies this notice.
As Wednesday, 27 April 2005 is a public holiday in South Africa, duly completed proxy forms must be received by the share
registrars by no later than 11:00 (South African time) on Tuesday,
26 April 2005.
Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on
Monday, 25 April 2005.
The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.
Shareholders on the South African register who have
dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository
Participant (CSDP)) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
By order of the board
Ms Y Z Simelane
Managing Secretary
Johannesburg
30 March 2005
Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa
Notice of annual general meeting

Dear Shareholder
New Long-Term Incentive Plan and Bonus Share Plan
In formulating the company’s remuneration policy, the
Remuneration Committee (the Committee) believes it important that senior executives should be motivated to achieve performance superior to that of the company’s competitors and to deliver sustainable improvements in shareholder value.
The Committee wishes to develop a well-structured remuneration package which will provide effective incentives to the current leadership team and their successors. It also seeks to introduce an equity-based incentive scheme for all levels of management and
‘young talent’ to replace the current share option scheme.
After thorough consideration, the Committee has determined that the proposed two new incentive plans are the most appropriate way to provide competitive and market-related long-term equity opportunity and will bring the structure of remuneration in line with other companies in the resources sector in general and gold mining in particular. Therefore, the Committee is proposing the adoption of the new AngloGold Ashanti Limited Long-Term Incentive Plan 2005
(the LTIP) and the new AngloGold Ashanti Limited Bonus Share
Plan 2005 (the BSP).
The LTIP will be made available to executive directors and selected senior management with the BSP being offered to executive
directors, executive officers and other management groups.
On the adoption of the proposed plans, no further options will be granted in terms of the AngloGold Share Incentive Scheme (the
Scheme), which Scheme will terminate on 1 November 2014, being the date on which the last options granted under this Scheme may be exercised or will lapse.
In terms of the Scheme, shareholders have approved:
(a)  that the maximum number of shares that may be set aside for purposes of the Scheme, be equivalent to 2.75% of the total
number of ordinary shares in issue at the date. In adopting the proposed Plans, the maximum number of ordinary shares that
may be issued in terms of all Schemes and Plans adopted by
the company will not, in total, exceed the current limit of 2.75%
of the total number of ordinary shares in issue at any one time;
(b)  that the maximum aggregate number of ordinary shares which may be acquired by any one participant in the Scheme is
300,000. On adoption of the proposed Plans, this fixed number will be amended to reflect a percentage of the total number of ordinary shares attributable to all Schemes and Plans adopted by the company. It is proposed that shareholders approve that
5% of the 2.75% attriutable to all Schemes and Plans adopted by the company (or 0.1375% of the total number of ordinary
shares in issue at any one time), be the maximum aggregate
number of ordinary shares which may be acquired by any one
participant. As at 24 February 2005, the total number of
ordinary shares attributable to the Scheme was 7,273,329, of which it is proposed that, based on the above calculation, a maximum of 363,666 ordinary shares may be acquired by any
one participant; and
(c)  that options granted in terms of the Scheme vest over a five-
year period from date of grant in respect of the time-related options in tranches of 20% each in years 2, 3 and 4 and 40%
in year five, while performance-related options vest in total on the third anniversary from the date granted, provided the
performance criteria under which the options were granted are met. The proposed Plans envisage total vesting on the third
anniversary from the date of award, subject to conditions.
The LTIP
The LTIP would enable executives to earn shares in the company based on the achievement of stretching performance conditions.
Participation in the LTIP will be offered to executive directors, executive officers and selected senior management.
The LTIP will allow for the grant of share awards worth up to a maximum of 200% of salary in any year. However, it is envisaged that the maximum would only be awarded in exceptional circumstances
(e.g. high-level recruitment). It is expected that awards will typically be granted on an annual basis, ranging between 60% and 120% of
salary depending on the level of seniority.
Shares can be earned subject to the achievement of stretching performance conditions satisfied over a three-year period.
The performance conditions are split into three components:
·
up to 40% of an award will vest dependent on the level of Total
Shareholder Return (TSR) performance compared with a
group of comparator companies;
·
up to 40% of an award will vest dependent on real growth
(above US inflation) in Earnings Per Share (EPS) over the
performance period; and
·
up to 20% of an award will vest dependent on the
achievement of strategic performance measures which will be
set by the Committee for each award.
For 2005 awards, the proposed split is as follows: 40% TSR;
40% EPS and 20% relating to the successful integration of Ashanti.

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004

The BSP
The BSP seeks to encourage executives to build and maintain
meaningful shareholdings in the company. It is intended to be offered to executive directors, executive officers and other management groups.
The BSP will allow for the making of awards comprising two
elements:
·
An annual cash bonus payment (cash bonus); and
·
An additional award of shares (bonus shares), subject to
continuing employment for three years.
Awards will be granted on an annual basis. For the 2005 awards, the cash bonus will range between 15% and 60% of salary
depending on the level of seniority and the bonus shares will also range between 15% and 60% of salary. That is, total opportunity under the BSP will range between 30% and 120% of salary
depending on the level of seniority.
For participants in the BSP, performance conditions for the cash bonus would be set by the Committee year-on-year and could
include individual performance, corporate performance or
operating measures (e.g. gold production, gold reserves, cost management, health, safety and environment) in relation to
individual business units or group performance, or a combination of measures.
The bonus shares will be conditional on the participant remaining in employment for three years.
Adoption of the proposed LTIP and BSP
The principal features of the LTIP and BSP are summarised in
Appendix 1 and Appendix 2, respectively, to the notice of annual general meeting. The proposed rules of these plans are available for inspection at the company’s registered office in Johannesburg, at its offices in Australia and Ghana and at the office of the company’s
United Kingdom secretaries (the addresses of which are given in the Administrative Information section of the report accompanying this notice of annual general meeting) from 30 March 2005, up to and including 29 April 2005, during normal business hours on weekdays (excluding official public holidays).
The notice of annual general meeting contains resolutions to adopt the plans:
1. Ordinary resolution 11 proposes: the adoption of the LTIP and authorises the board to do all acts and things which they
consider necessary or desirable to implement the LTIP.
2. Ordinary resolution 12 proposes: the adoption of the BSP and authorises the board to do all acts and things which they
consider necessary or desirable to implement the BSP.
Your board believes that the proposals set out in this letter for the adoption of the LTIP and the BSP are in the best interests of the company and its shareholders and recommends that you vote in favour of the resolutions to be proposed at the annual general meeting.
Yours faithfully
Russell Edey
Chairman
30 March 2005
Notice of annual general meeting

AngloGold Ashanti Limited Long-Term Incentive
Plan 2005
The principal features of the AngloGold Ashanti Limited Long-Term
Incentive Plan 2005 (LTIP) are outlined below.
Operation
The company’s Remuneration Committee will be responsible for granting awards to and administering the LTIP with regard to executive directors. The board (or a duly authorised committee of the board) is responsible for granting awards to and administering the LTIP with regard to all other employees. In the remainder of this
Appendix, the term ‘the committee’ will refer to the administering body that will be responsible for the appropriate award depending on the participant.
The LTIP is discretionary and will only operate in those years that the committee determines. Currently, it is expected that awards will be granted annually.
Eligibility
At the discretion of the committee any employee of the company or its subsidiaries (the group), as well as any executive director who is required to devote substantially all of his time to the business of the group, who is more than 12 months from retirement, will be eligible to participate in the LTIP.
Form of awards
Awards will normally constitute the delivery of shares but may be made in several forms, as determined by the committee in the light of accounting and tax consequences and as specified at the date of the award. These include an option to acquire shares exercisable for no consideration, an award of shares subject to restrictions, a conditional right to receive shares or such other form of award as has substantially the same purpose or effect.
For the first award, it is intended to use options.
Grant of awards
For the first awards under the LTIP, options will be granted within a reasonable period following the date on which the plan is
adopted by the company. Thereafter, awards may normally be
granted within a six-week period following the announcement by the company of its results for any period. Awards may also be granted outside these periods if the committee considers it
appropriate and this is not prohibited by the conditions
applicable to statutory or company “closed periods”.
Awards may be granted over newly-issued shares or shares
acquired in the market. No payment will be required for the grant of an award. Awards will not be pensionable. All awards which have not been exercised within ten years from the date on which they were granted automatically lapse.
Individual limits
Awards for 2005 are expected to be as follows:
·
CEO: 120% of salary
·
President: 110% of salary
·
Executive directors: 100% of salary
·
Executive officers and selected senior management: 60% to
80% of salary
In future years, no employee or executive director of the group may be granted an award under the LTIP in any financial year of shares worth more than 200% of his annual salary. The maximum level of grant would only be made in exceptional circumstances such as high-level recruitment.
Limits on the issue of shares
The LTIP is subject to the following overall limits on the number of new ordinary shares which may be allocated:
·
not more than 2.75% of the issued ordinary share capital of
the company from time to time may be issued or issuable
pursuant to rights acquired under the LTIP and any other
employee share plans adopted by the company; and
·
not more than 5% of the 2.75% in aggregate of the issued
ordinary share capital of the company from time to time may
be issued or issuable to any one individual pursuant to rights acquired under the LTIP and any other employee share plans
adopted by the company.
For the purposes of these limits, awards or other rights to acquire shares, which have lapsed or been released, do not count.
Vesting of awards
Subject to the performance conditions having been satisfied, awards will normally vest and participants will have earned shares in the company three years from the date of grant. If structured as a nil-cost option, these may be exercised at any time in part or in full, before the tenth anniversary of the date of grant of the award.
Performance conditions
It is intended that awards made in terms of the LTIP will be subject to the following performance conditions:
·
up to 40% of an award will be determined by the performance
of total shareholder returns (TSR) compared with that of a
group of gold-producing companies;
·
up to 40% of an award will be determined by real growth
(above US inflation) in earnings per share (EPS) over the
performance period; and
·
up to 20% of an award will depend on the achievement of
strategic performance measures which will be set by the
committee.
It is intended that the initial grant of awards under the LTIP will have the following split: 40% TSR; 40% EPS and 20% relating to the successful integration of Ashanti.

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004
Appendix 1

The committee will regularly review the performance conditions for future awards to ensure they are appropriate for the company and the prevailing recruitment market. The conditions may be varied in certain circumstances following the grant of an award so as to achieve their original purpose but not so as to make their
achievement any more or less difficult to satisfy.
TSR performance condition
The TSR performance condition compares the TSR of the company’s shares over the performance period with the TSR of the shares of the companies listed in the table below over the same period.
TSR Comparator Company
1 Barrick Gold Corporation
2 Gold Fields Limited
3 Harmony Gold Mining Company Limited
4 Newmont Mining Corporation
5 Placer Dome Inc.
The committee considered that these were the most appropriate comparators and that they provide the best balance possible, given the somewhat limited number of large companies in the gold
sector, between having appropriate comparator companies and
having a meaningful number of comparators against which to
compare performance. The composition of the comparator group will be kept under review by the committee.
Unless the committee decides otherwise, the TSR element of the award will vest depending on how the company’s TSR over the
performance period compares to the TSR of shares of the
companies in the TSR comparator group over the same period
as follows:
TSR results of the company
against the ranked
comparator group
Percentage of TSR
companies (5 companies
element of the
excluding AngloGold Ashanti)
award vesting
TSR greater than or equal to
the 2nd ranked company 100%
Pro-rating between these points
TSR equal to the 3rd ranked
company 40%
TSR less than the 3rd ranked
company 0%
Due to the small number of comparators, a ‘fairness test’ may apply to the TSR performance condition at the end of the performance period. The committee will have the discretion to modify or amend the TSR performance condition to ensure a fair result.
EPS performance condition
The EPS performance condition requires that the average
annualised increase in EPS over the performance period must
exceed the average annualised increase in the US Consumer
Price Index (CPI) by more than 2%. The level of vesting due to the
EPS element of the award will be determined according to the following table:
EPS average annualised
Percentage of EPS
growth measured over
element of the
the performance period
award vesting
CPI + 6% per annum 100%
Pro-rating between these points
CPI + 2% per annum 50%
CPI + less than 2% per annum 0%
The manner in which EPS is to be calculated, including the extent to which adjustments to the statutory EPS published in the annual accounts are reasonable and appropriate, shall be determined by the committee. CPI will be the US Consumer Price Index.
Strategic performance condition
The strategic performance condition for 2005 awards will relate to the successful integration of Ashanti.
Special situations
Leaver provisions
Where a participant ceases to be employed by the company due to injury, illness, disability, redundancy, the sale of the business or company for which he works to a third party or retirement at contractual age or early retirement (the latter with the agreement of the company), vested awards may normally be exercised within six months of cessation.
Where cessation of employment occurs for one of the above
reasons during the vesting period of an award, the committee may make the participant wait until the three-year vesting period has elapsed and test to see if the performance conditions have been satisfied at that time. The proportion of the award which vests will be determined by the committee, in its absolute discretion, having regard to the extent that the performance conditions have been satisfied and the time that has elapsed from the date of grant to the date of the cessation of employment.
Alternatively, the committee may determine that a proportion of the award may vest in a participant within six months of cessation. In these circumstances, the proportion of the award which vests will be determined by the committee, in its absolute discretion, having regard to the time that has elapsed from the date of grant to the date of the cessation of employment and the extent to which any
performance conditions have been satisfied during the shortened performance period.
Notice of annual general meeting

In the case of death, any vested awards can be exercised within twelve months of the date of death.
Where the death occurs during the three-year vesting period, the proportion of the award that may be exercised within twelve
months of the date of death will be determined by the committee, in its absolute discretion, having regard to pro-rating for time and performance to the date of death.
If an employee leaves the company by reason of gross misconduct, all awards (vested and unvested) granted to the employee which are still outstanding will immediately lapse.
For all other leavers, any vested awards can be exercised within six months of the date of cessation and unvested awards will
immediately lapse unless the committee determines otherwise.
Change of control provisions
Should any person obtain control of the company or of Anglo
American plc, awards may vest or be exercised within six
months. Where the change of control occurs during the vesting period, the proportion of the award that may vest or be exercised shall be determined by the committee in its absolute discretion pro-rating for time and performance over the shortened
performance period. Alternatively, participants may be offered the opportunity by the acquiring company to exchange their
awards over shares in the company for equivalent awards over shares in the acquiring company.
Rights attaching to shares
Shares allotted or transferred under the LTIP will rank equally with all other ordinary shares of the company for the time being in issue
(except for rights attaching to such shares by reference to a record date prior to the date of allocation or transfer, as applicable). The company will apply for the listing of any new shares allotted under the LTIP.
Dividends
Participants may, at the discretion of the committee, receive dividends or dividend equivalents in respect of their awards in proportion to the number of shares vesting. These dividend
payments may take alternative forms including discretionary cash payments; or additional shares when the award vests.
Alterations to the LTIP
The operation of the LTIP may at any time be altered by the board in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new shares available under the LTIP, terms of vesting, adjustment of awards and the rights of participants in the event of a variation of the share capital must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature, or made to benefit the
administration of the LTIP, to comply with the provisions of any proposed legislation changes, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or
Group companies.

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004

Appendix 2

AngloGold Ashanti Limited Bonus Share Plan 2005
The principal features of the AngloGold Ashanti Limited Bonus
Share Plan 2005 (BSP) are outlined below.
Operation
The company’s Remuneration Committee is responsible for
granting awards to and administering the BSP with regard to
executive directors. The board (or a duly authorised committee of the board) is responsible for granting awards to and administering the BSP with regard to all other employees. In the remainder of this appendix, the term ‘the committee’ will refer to the administering body that is responsible for the appropriate award depending on the participant.
The BSP is discretionary and awards will be granted annually at the discretion of the committee.
Eligibility
At the discretion of the committee, any employee of the company or its subsidiaries (the group), as well as any executive director who is required to devote substantially all of his time to the business of the group, will be eligible to participate in the BSP.
Grant and form of awards
The BSP will allow for the making of awards comprising two
elements:
·
an annual cash bonus payment (cash bonus); and
·
an additional award of shares (bonus shares), subject to
continuing employment for three years.
Cash bonus payments will be made in cash.
Bonus shares will normally constitute the delivery of shares but may be made in several forms, as determined by the committee in the light of accounting and tax consequences, specified at the date of the award. These include an option to acquire shares exercisable for no consideration, an award of shares subject to restrictions, a conditional right to receive shares or such other form of award as has substantially the same purpose or effect.
For the first award, it is intended to use options.
For the first bonus share awards under the BSP, options will be granted within a reasonable period following the date on which the
BSP is adopted by the company. Thereafter, awards will normally be granted within a six-week period following the announcement by the company of its results for any period. Awards may also be granted if the committee considers it appropriate and this is not prohibited by the conditions applicable to statutory or company
“closed periods”.
Awards may be granted over newly issued shares or shares
acquired in the market. No payment will be required for the grant of awards. Cash bonus payments and bonus shares will not be
pensionable. All bonus shares which have not been exercised
within ten years from the date on which they were granted
automatically lapse.
Individual limits
The initial levels for BSP awards are expected to be as follows:
Grade
Maximum cash
bonus (as a
Total opportunity
percentage
(including bonus
of salary)
shares awarded)
CEO 60% 120%
President 55% 110%
Executive directors 50% 100%
Executive officers 40% 80%
Other management 15-30% 30-60%
Limits on the issue of shares
The awarding of bonus shares under the BSP is subject to the following overall limits on the number of new ordinary shares which may be allocated:
·
not more than 2.75% of the issued ordinary share capital of
the company from time to time may be issued or issuable
pursuant to rights acquired under the BSP and any other
employee share plans adopted by the company; and
·
not more than 5% of the 2.75% in aggregate of the issued
ordinary share capital of the company from time to time may
be issued or issuable to any one individual pursuant to rights acquired under the BSP and any other employee share plans
adopted by the company.
For the purposes of these limits, awards or other rights to acquire shares which lapse or have been released do not count.
Vesting of bonus shares
Subject to a participant remaining in employment for three years from the date of grant, bonus shares will normally vest and
participants will have earned shares in the company. If structured as a nil-cost option, these may be exercised at any time in part or in full before the tenth anniversary of the date of grant of the award.
Performance conditions
Performance conditions for the cash bonus would be set by the committee year-on-year and could include individual performance, corporate performance, or operating measures (e.g. gold
Notice of annual general meeting

production, gold reserves, cost management, health, safety and environment) in relation to individual business units or group performance, or a combination of measures.
The bonus shares will be conditional on the participant remaining in employment for three years.
Leaver provisions and special situations
Financial year in respect of which a cash bonus may be made
If a participant leaves employment with a group company during the financial year in respect of which a cash bonus is to be made, he may at the discretion of the committee receive a cash bonus and/or bonus shares in respect of that year.
Bonus shares vesting period
The bonus shares will be conditional on the participant remaining in employment for three years.
If a participant leaves employment with a group company during the bonus shares vesting period, because of death, injury, illness, disability, redundancy, the sale of the business or company for which he works to a third party or retirement at contractual age or early retirement (the latter with the agreement of the company), he may at the discretion of the committee receive an amount of bonus shares. The committee will determine the proportion of any
amounts, in its absolute discretion, having regard to the time that has elapsed from the start of the vesting period.
If a participant ceases to be employed by the company before the end of the vesting period for any other reason, they will not be entitled to bonus shares, subject to the discretion of
the committee.
If an employee leaves the company by reason of gross misconduct, all awards (vested and unvested) granted to the employee which are still outstanding will immediately lapse.
Change of control provisions
Should any person obtain control of the company or Anglo
American plc, bonus shares may vest or be exercised within six months. Where the change of control occurs during the vesting period, the proportion of the bonus shares that may vest or be exercised shall be determined by the committee in its absolute discretion having regard to the time that has elapsed from the start of the vesting period. Alternatively, participants may be offered the opportunity by the acquiring company to exchange their Bonus
Shares over shares in the company for equivalent awards over shares in the acquiring company.
Rights attaching to shares
Shares allotted or transferred under the BSP will rank equally with all other ordinary shares of the company for the time being in issue
(except for rights attaching to such shares by reference to a record date prior to the date of allocation or transfer, as applicable). The company will apply for the listing of any new shares allotted under the BSP.
Dividends
Participants may, at the discretion of the committee, receive dividends or dividend equivalents in respect of their bonus shares in proportion to the number of bonus shares they earn. These dividend payments may take alternative forms including
discretionary cash payments; or additional shares when the bonus shares are earned.
Alterations to the BSP
The operation of the BSP may at any time be altered by the
board in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new shares available under the
BSP, terms of vesting, adjustment of awards and the rights of participants in the event of a variation of the share capital must be approved in advance by shareholders in general meeting
unless the alteration or addition is minor in nature, or made to benefit the administration of the BSP, to comply with the
provisions of any proposed legislation changes, or to obtain or maintain favourable tax, exchange control or regulatory
treatment for participants or group companies.

ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING 2004

Important notes about the annual general meeting (AGM)

Date
Friday, 29 April 2005 at 11:00
Venue
The Vineyard Hotel, Colinton Road, Newlands Cape Town, South
Africa.
Timing
The AGM will start promptly at 11:00.
Travel information
The accompanying map indicates the location of The Vineyard
Hotel.
Admission
Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue. Mobile telephones
should be switched off during the AGM.
Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question(s) at the registration desk. Personnel will be on hand to provide any advice and assistance required.
Queries about the AGM
If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.
Notice of annual general meeting
VINEY
ARD HOTEL

04
Notice of
Annual
General
Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date MARCH 30, 2005
By: /s/ C R BULL
_
Name: C R Bull
Title: Company Secretary